

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Via E-mail
Eric Ya Shen
Chief Executive Officer
Vipshop Holdings Limited
No. 20 Huahai Street
Liwan District, Guangzhou 510370
The People's Republic of China

> **Re:** **Vipshop Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 10, 2013**
> **File No. 001-35454**

Dear Mr. Shen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 53

Critical Accounting Policies, page 56

Cost of goods sold, page 58

1. We note your disclosure that the increase in inventory write-downs from 2011 to 2012 is in line with the significant increase in your inventory balance. Please address the following related to this notion:

   - Please reconcile this statement with the fact that inventory write-downs as a percentage of total inventory has grown from 2.4% in 2011 to 8.5% in 2012;
   - Please also elaborate on the "more comprehensive policy" you state was established in 2012 in assessing inventory write-downs;

- Please tell us whether any of the factors that contribute to inventory write-downs (slow-moving merchandise, items returnable to vendors, inventory aging, etc.), as noted on page F-13, had a greater impact in 2012 as compared to 2011; and
- Please tell us whether the inventory write-down as a percentage total inventory has grown during the first nine months of 2013.

Liquidity and Capital Resources, page 67

Capital Expenditures, page 68

2. We note your disclosure on page 68 that your capital expenditures "are expected to increase significantly in 2013 and 2014." Please include in future filings additional disclosure regarding the expected increase in your capital expenditures, including by quantifying if possible such planned expenditures and any material expenses associated with the expansion of your fulfillment capabilities and website and IT systems, to which you refer in this section. Please refer to Item 5.B of Form 20-F. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Staff Attorney, at (202) 551-3252 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Z. Julie Gao
        Skadden, Arps, Slate, Meagher & Flom LLP